Exhibit 7.03

June 29, 2018

The Board of Directors

eHi Car Services Limited

Unit 12/F, Building No. 5

Guosheng Center, 388 Daduhe Road

Shanghai, 200062

People’s Republic of China

Dear Board Members of eHi,

On April 2, 2018, Ocean Link Partners Limited submitted a non-binding proposal to the Board of Directors (the “Board”) of eHi Car Services Limited (the “Company”) to acquire all outstanding common shares (the “Shares”) of the Company in a going-private transaction at US$14.50 per American depositary share of the Company (“ADS”, each representing two Shares) in cash. On behalf of our affiliates and consortium members (together, the “Ocean Link Consortium”), we hereby inform you that we increase our offer price to US$15.50 per  ADS in cash. Our increased offer price represents a 18.7% premium to the closing trading price of the Company’s ADS on June 28, 2018. Our increased offer price is also US$2.00 per ADS or 14.8% higher than the Chairman Consortium’s offer price, which undervalued the Company.

We would also note that we provided to the special committee of the Board a highly confident letter from China Merchants Bank on May 24, 2018 in relation to US$800 million debt financing to refinance the Company’s outstanding senior notes. In comparison, the financing sources of the Chairman Consortium fail to provide sufficient commitment to refinance the full amount of such existing senior notes and the closing of the Chairman Consortium’s take-private transaction depends on the success of a consent solicitation process in respect of the Company’s existing senior notes, which adds significant uncertainty to the ability of the Chairman Consortium to close the take-private transaction.

Despite our higher offer on April 2, 2018, the Board, consisting of members of the Chairman Consortium, disregarded the Board’s fiduciary duties and approved an Merger Agreement with the Chairman Consortium.  Neither the Board nor the special committee has so far provided information access or substantive feedback to the Ocean Link Consortium’s various follow-up communications with the Board and the special committee.  The Ocean Link Consortium clearly stated its willingness to complete customary due diligence in a timely manner in the first proposal to the Board on April 2nd, and repeatedly requested information access in the letters to the Special Committee dated May 16th, May 24th and June 3rd. By now, twelve weeks have passed since we submitted our first proposal.  Had the special committee given adequate consideration to the Ocean Link Proposal, and provided the customary information access, the due diligence on the Company and negotiations of the merger document with the Ocean Link Consortium would have already been completed.

With this revised offer price, sufficient financing capability, and an existing stake carrying 33.2% voting rights, we strongly urge the Board and the special committee to enter into constructive negotiation with us regarding our offer, and finalize the draft merger agreement we provided to the special committee of the Board on June 3, 2018 which contains terms more favorable to the Company than the merger agreement that the Company entered into with the Chairman Consortium.

Ocean Link Consortium is determined to complete the take-private process based on the offer set out above. We also welcome other existing shareholders, including management shareholders, to join the Ocean Link Consortium or to support our offer.

Sincerely,

Ocean Link Partners Limited

By:	/s/ Tony Tianyi Jiang

Name: Tony Tianyi Jiang

Title: Director

Ctrip Investment Holding Ltd.

By:	/s/ Frank Kun Geng

Name: Frank Kun Geng

Title: Authorized Signatory